UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

December 16, 2004

BEST AVAILABLE COPY

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/16/2004

Re: SBC Communications Inc.
Incoming letters dated November 16, 2004

Dear Mr. Dennis:

This is in response to your letters dated November 16, 2004 concerning the shareholder proposals submitted to SBC by Nick Rossi, the Jeanne Rossi Family Trust and Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

04053500

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

Emil Rossi
P.O. Box 249
Boonville, CA 95415

732717

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

November 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposals of Emil Rossi, Individually and as Trustee of the Jeanne Rossi Family Trust

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received two shareholder proposals from Emil Rossi, one of which was submitted in his individual name and the other was submitted in his capacity of trustee under the Jeanne Rossi Family Trust (the "Trust"), each for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the proposals from its 2005 Proxy Statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponent's letters submitting the proposals; and SBC's correspondence to Emil Rossi, and his response. A copy of this letter and related cover letter are being mailed concurrently to Emil Rossi advising him of SBC's intention to omit the proposals from its proxy materials for the 2005 Annual Meeting.

The Proposals

On September 13, 2004, SBC received a letter from Emil Rossi[1] containing the following proposal (the "Individual Proposal"):

> *The shareholders of S.B.C. Communications request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution.*

On the same day, SBC received a letter from Nick Rossi in his capacity as Trustee of the Trust[2] containing the following proposal (the "Trust Proposal"):

> *The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year SBC Communications shall rotate the auditing firm every 5 years. The same auditing firm will not be employed for more than 5 years in a row.*

Also on the same day, SBC received a letter from Nick Rossi in his individual capacity containing the following proposal (the "Nick Rossi Individual Proposal")[3]:

> *The shareholders of S.B.C. Communications request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of S.B.C. Communications. This restricted stock shall be held until that board member retires from our board of directors.*

In summary, on September 13, 2004, SBC received a letter from Emil Rossi and two letters from Nick Rossi (one in his individual capacity and one in his capacity as Trustee of the Trust), each dated September 8, and each containing proposals for SBC's 2005 Proxy Statement. On September 23, 2004, SBC sent a letter to Nick Rossi asking him to reduce the number of his proposals and provide documentation that he was authorized to submit the proposal on behalf

---

[1] A copy of this letter is attached hereto as Exhibit 1.

[2] A copy of this letter is attached hereto as Exhibit 2.

[3] SBC addresses Nick Rossi's multiple proposals in a separate letter to the Staff.

of the Trust.[4] In response, SBC received a handwritten reply signed by Emil Rossi and Nick Rossi stating, among other things, that Emil Rossi and Nick Rossi were co-Trustees of the Trust, and that Emil Rossi, in his capacity as Trustee of the Trust, was also submitting the same proposal on behalf of the Trust.[5] As a result, Emil Rossi was now submitting two proposals for SBC's 2005 Annual Meeting. SBC sent Emil Rossi a letter dated October 14, 2004, asking him to reduce the number of his proposals to one.[6] As of the date of this letter, Emil Rossi has not reduced the number of his proposals.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposals may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

Reasons that Both Proposals May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(c): Proponent has submitted more than one proposal for SBC's 2005 Annual Meeting.

Both of the proposals set forth above may be excluded from SBC's Proxy Materials for its 2005 Annual Meeting because the proponent has submitted more than one proposal for that meeting and has refused to cure the defect after notice. Rule 14a-8(c) limits proponent to "no more than one proposal to a company for a particular shareholders' meeting." Emil Rossi advised SBC by letter, which was received by SBC on October 1, 2004, that he is a co-trustee of the Trust, and that "Each Trustee has full authority and can act independently." Emil Rossi was advised by SBC by letter dated October 14, 2004, that under SEC rules he was limited to no more than one proposal, and that he should notify SBC which one of the proposals he wished to have included in SBC's 2005 Proxy Statement. To date, he has failed or refused to limit the number of his proposals, and the fourteen day period for responding to SBC's letter has now expired.

In Release No.34-12999 (Nov. 22, 1976), which adopted the rule limiting each proponent to one proposal, the Commission stated: "These limitations [one proposal per proponent] will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." The Commission goes on to state:

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[4] A copy of this letter is attached hereto as Exhibit 3.

[5] A copy of this response, handwritten on a copy of SBC's September 23 letter, is attached hereto as Exhibit 4.

[6] A copy of this letter is attached hereto as Exhibit 5.

> In connection with the above, the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a "no-action" letter concerning the omission from their proxy material of the proposals at issue.

The Staff has consistently interpreted Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) to permit exclusion of a group of multiple proposals submitted by related parties when one proponent is the "alter ego" of another proponent or when one proponent possesses "control" over the shares owned by another proponent. For example, in *BankAmerica Corp* (February 8, 1996), Aviad Visoly submitted one proposal as president of a corporate proponent and submitted another proposal as custodian of a minor. After he was notified of the one proposal rule, Mr. Visoly failed to reduce the number of proposals. The Staff permitted the exclusion of both proposals because "the nominal proponents are acting on behalf of, under the control of, or as the alter ego of, Aviad Visoly." Similarly, in *Jefferson-Pilot Corporation* (March 12, 1992), the Staff, in permitting the exclusion of proposals submitted by a proponent and by a corporation controlled by the proponent, stated: "[W]e further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having persons they control submit a [sic] proposals." *See, also, Global Entertainment Holding/Equities, Inc.* (July 10, 2003) (multiple proposals brought by individual and by company owned 87.5% by the same individual may be properly omitted under Rule 14a-8(c)).

Emil Rossi, by virtue of being a co-trustee of the Trust, is the beneficial owner of the Trust's shares and controls the Trust, as he stated in his response written on SBC's letter of September 23, 2004. As with the proponent in *BankAmerica*, Emil Rossi is submitting a proposal in his own name and through a Trust he controls. The *BankAmerica* proponents were a bank and a custodianship controlled by the same persons. In addition, the two proposals were dated and mailed the same day with the same return address, and with similar language and format. The proposals appear to have been prepared on the same typewriter or computer, and even contain the same errors in punctuation. These proposals are exactly the type of "maneuver" the Commission decried in Release No. 34-12999. As a result, SBC believes that the two proposals submitted by Emil Rossi may each be omitted.

Because proponent's two proposals exceed the limit in Rule 14a-8(c), and because proponent has declined to reduce the number of his proposals to the limit set out in the Rule, both of his proposals may be excluded from SBC's proxy materials. SBC intends to present to the Staff under separate cover a similar position with respect to the proposals submitted by Nick Rossi in his individual capacity and as Trustee of the Trust.

Reasons the Individual Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(2): Implementation of the proposal by SBC would violate state law.

Rule 14a-8(i)(2) provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Individual Proposal would cause SBC, a Delaware corporation, to violate Delaware law prohibiting directors from delegating to shareholders these duties and obligations assigned to them under the Delaware General Corporate Law. SBC has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger supporting this position.[7] This opinion from Delaware counsel states, in relevant part:

> For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory does not affect our conclusions as contained herein.

As explained in the attached opinion of counsel, under the Individual Proposal the SBC Directors would be required to amend SBC's Certificate of Incorporation to implement every resolution that receives a vote of a majority of the company's outstanding shares, whether or not such amendment would be harmful to SBC and/or its other shareholders, and without consideration by the Directors of the advisability of the resolutions in accordance with their fiduciary duties. Such an amendment by the SBC Directors would be a violation of Delaware law.

[7] A copy of this legal opinion is attached hereto as Exhibit 6.

Moreover, as further set out in the opinion, any attempt by the Directors to implement the Individual Proposal without first amending the SBC Certificate of Incorporation would violate Section 141(a) of the Delaware General Corporation Law.[8] Because these issues are discussed at considerable length in the attached opinion of counsel, that discussion is incorporated in this letter and will not be repeated here.

The Staff has previously concurred in the exclusion of similar proposals on the grounds that implementation would violate state law. See *The Gillette Company* (March 10, 2003) (excluding proposal concerning adopting shareholder proposals approved by shareholder vote); *Wisconsin Energy Corporation* (February 28, 2003) (excluding virtually identical proposal as in *Gillette*). The proposal in *Gillette* established specific procedures for adopting shareholder proposals that are supported by more that 50% of the voting shareholders. The proposal would have required Gillette, a Delaware corporation, either to adopt the proposal directly or, if the proposal required a change to the company's certificate of incorporation, to propose such a change for a shareholder vote. Gillette argued that this proposal would cause the company to violate Section 141(a) of the Delaware General Corporation Law because the proposal authorized the transfer of decision making power from the directors to the shareholders. The company position was supported by an opinion of counsel from the Delaware law firm of Richards, Layton & Finger. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(2), noting that "in the opinion of your counsel implementation of the proposal would cause Gillette to violate state law." See also *Wisconsin Energy Corporation* (Staff concurred in exclusion of virtually identical proposal on the grounds that it would cause the company to violate a provision of Wisconsin law that is similar to Section 141(a) of the Delaware General Corporation Law).

In the present case, the Individual Proposal calls for SBC Directors to take necessary steps to amend SBC's governing instruments to adopt a policy that "Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement [sic] that shareholder resolution." Implementing this Individual Proposal, however, would require SBC Directors to violate Delaware law. As required by Rule 14a-8(j) and Staff Legal Bulletin 14B, SBC has obtained and submitted with this letter an opinion of counsel licensed in the State of Delaware that implementation of this proposal would cause a

[8] Section 141(a) states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation."

violation of state law. Like the proposal in *Gillette*, the Individual Proposal would require the Directors to delegate authority to the shareholders that the Delaware General Corporation Law has assigned to the Directors. To the extent that this Individual Proposal requires a change to SBC's Certificate of Incorporation, it would still violate state law. As set forth in the attached opinion of counsel, any such change in SBC's Certificate of Incorporation can only be accomplished if the Directors first determine that it would be in the best interests of the corporation and all of its shareholders. As stated by Delaware counsel in the attached opinion:

> The Board cannot amend the Certificate without regard to the impact of the decision on the corporation's minority stockholders as contemplated by the Proposal because such amendment would not be advisable and in the best interests of the corporation's minority stockholders and, to the extent that the Proposal requests the Board to amend the Certificate, the Proposal is invalid under Delaware law because it requires the Board to abdicate its fiduciary duty to protect the interests of the Company's minority stockholders.

Since the Individual Proposal is invalid under Delaware law, SBC may exclude it from its 2005 proxy materials in accordance with Rule 14a-8(i)(2).

Pursuant to Rule 14a-8(i)(1): The Individual Proposal is not a proper subject for shareholder action.

Rule 14a-8(i)(1) permits a company to exclude a proposal if that proposal is not a proper subject for action by the shareholders under the laws of the state in which it is organized. The Individual Proposal is not a proper subject for action by SBC shareholders, notwithstanding its precatory nature, because it would cause SBC to violate Delaware law if implemented. As set forth in the preceding discussion, SBC's Delaware counsel has expressly opined that the Individual Proposal is not a proper subject for stockholder actions. The opinion also states that this conclusion is not affected by the fact that the proposal is precatory. Accordingly, SBC may exclude it from its 2005 proxy materials in accordance with Rule 14a-8(i)(1).

Pursuant to Rule 14a-8(i)(3): The Individual Proposal is materially misleading because it is inherently vague and indefinite.

Rule 14a-8(i)(3) permits companies to exclude proposals or statements that are materially false or misleading. Staff Legal Bulletin No. 14B (September 15, 2004) states that:

> [R]eliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ...
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...

The Individual Proposal meets that standard for exclusion. The Individual Proposal asks SBC's Board of Directors to "take the necessary steps to amend the company's governing instruments" to adopt a policy that "Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement [sic] that shareholder resolution."

Proponent is vague and indefinite concerning what action would need to be taken to implement the Individual Proposal. He does not describe what documents would have to be modified, or how. There is nothing in the Individual Proposal to enlighten the shareholders that would be voting on it as how much authority and responsibility would be taken from or reserved to the Board of Directors. If Directors are required to effect a shareholder proposal approved by a majority of the shareholders, it is not clear (as it would be in the case of a close corporation) whether the Directors would be relieved of liability for their acts taken with respect to such proposal.

Moreover, the wording of the Individual Proposal is so confusing that it is not evident who is supposed to implement the shareholder proposals after the shareholders have approved them. As written, it is not clear to the shareholders or the Board of Directors whether the company officers or directors are charged with the implementation, or whether the approved shareholder proposals would become self executing. Read literally, the Individual Proposal requires the shareholder proposals to implement themselves. Neither the Board nor the SBC shareholders would be able to determine with any reasonable amount of certainty what action was being taken in the event this Individual Proposal were adopted.

The Staff has previously concurred in the exclusion of a very similar proposal in *FirstEnergy Corp.* (January 9, 2004). The proposal in that instance stated:

> The shareholders of First Energy request that the Board of Directors change the by-laws as they effect shareholder approval of shareholder proposals.
>
> ...
>
> The shareholders of First Energy request that the Board of Directors amend their bylaws to eliminate the double standard and change the requirement to pass a shareholder proposal to a plurality of the shares represented and that they be required to abide by the decision of the shareholders.

The company in *FirstEnergy* argued that the proposal could be excluded because it was so vague and indefinite that it would be misleading to the shareholders. The company argued that "This resolution as framed does not detail the manner in which the Proponent would modify the code and falls short of providing the specificity that has consistently been called for by the Staff." The Staff concurred, stating that "FirstEnergy may exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite."

Emil Rossi's Individual Proposal contains the same defects that were found in the *FirstEnergy* proposal. It does not identify which "governing documents" should be amended. To the contrary, it does not even specify which provisions in the governing documents need to be amended. Similarly, the Individual Proposal lacks the requisite level of specificity, since, like the *FirstEnergy* proposal, it does not provide any details concerning the manner in which those governing documents should be modified.

Because the Individual Proposal is so vague and indefinite that neither the shareholders nor the SBC Board of Directors would be able to determine with reasonable certainty what actions would be required if the proposal were adopted, it may be excluded under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposals from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: Mr. Emil Rossi
Emil Rossi Trustee Jeanne Rossi Family Trust

Exhibit 1: Letter from Emil Rossi
Exhibit 2: Letter from Nick Rossi Trustee Jeanne Rossi Family Trust
Exhibit 3: Letter from SBC to Nick Rossi
Exhibit 4: Letter from SBC to Nick Rossi containing Emil and Nick Rossi's Handwritten Response
Exhibit 5: Letter from SBC to Emil Rossi
Exhibit 6: Legal Opinion of Richards Layton & Finger

EXHIBIT 1

RECEIVED

SEP 1 3 2004

CORPORATE
SECRETARY'S OFFICE

Emil Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

S.B.C. Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 S.B.C. COMMUNICATIONS PROXY MATERIAL

The shareholders of S.B.C. Communcations request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50 %) of the shares outstanding shall implement that shareholder resolution .

Emil Rossi holder of 800 common shares at Morgan Stanley . Emil Rossi has held these shares continuously for the required length of time and intends to own these shares through the date of the meeting .

Emil Rossi

Emil Rossi

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a mjority of the shareholders of the company should be required to implement the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not be count .

Emil Rossi

Emil Rossi

EXHIBIT 2

RECEIVED

SEP 1 3 2004

CORPORATE
SECRETARY'S OFFICE

Nick Rossi Trustee Jeanne Rossi Family Trust
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

SBC Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

NICK ROSSI TRUSTEE PROPOSAL TO BE SUBMITTED IN THE 2005 SBC COMMUNICATIONS PROXY MATERIALS

The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year SBC Communications shall rotate the auditing firm every 5 years . The same auditing firm will not be employed for more than 5 years in a row .

Nick Rossi Trustee for the Jeanne Rossi Family Trust holder of 2400 common shares in SBC Communications certificate # SBC 642280 5/4/02 . Nick Rossi Trustee for the Jeanne Rossi Family Trust has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual shareholder's meeting .

SUPPORTING STATEMENT

The proponent believes that the relationship between management and the auditing firm becomes to comfortable and cozy over time in corporate America . The proponent believes rotating auditors has two benefits . One, the next auditor will uncover accounting problems , because they don't want to be held responsible for the last auditing firms coverup . Second , knowing that the auditing firm's work will be reviewed by the next auditing firm in a few years will be a lot more inclined to keep management's books straight .

The proponent believe's good accounting is the bedrock of American financial markets . The inordinate amount of accounting scandals of the last ten years could have been avoided . If the auditing firms were more independent and the problems were uncovered at an earlier stage . Management won't rotate auditors because it interferes with their influence over the auditing firm .

Nick Rossi

Nick Rossi

EXHIBIT 3

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

September 23, 2004

Via Express Mail
Mr. Nick Rossi
P. O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On September 13, 2004, we received your letters (one of which was submitted in your capacity as a trustee), each dated September 8, 2004, submitting the following stockholder proposals for inclusion in SBC's 2005 Proxy Statement: (1) a proposal relating to the compensation of SBC's board of directors and (2) a proposal relating to SBC's auditors. We are currently reviewing the proposals to determine if they are appropriate for inclusion in our 2005 Proxy Statement.

Although you submitted the second proposal as trustee of the Jeanne Rossi Family Trust, SBC believes that you have submitted two proposals. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting. Therefore, please notify us as to which proposal you want to submit. *Your response must be postmarked or electronically transmitted to SBC no later than 14 days from your receipt of this letter.* You should note that if you do not timely advise SBC which one of the proposals you wish to have included, then SBC intends to omit both proposals from its 2005 Proxy Statement in accordance with SEC rules.

Under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with the rules of the SEC, if you are submitting a proposal in your name, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period.

The records of SBC's transfer agent indicate that you are one of two co-trustees of the Jeanne Rossi Family Trust. However, we were unable to determine if you have authority, acting alone without the other trustee, to vote the SBC shares held in the trust. We also note that the other trustee did not sign the letter submitting the proposal. Therefore, if you are submitting a

proposal as trustee, you must provide documentary support that you have the authority as a trustee to act alone on behalf of the trust without the other trustee.

You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2005 Annual Meeting in order to present the proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2005 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT 4

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED
OCT 1 2004

September 23, 2004

Via Express Mail
Mr. Nick Rossi
P. O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On September 13, 2004, we received your letters (one of which was submitted in your capacity as a trustee), each dated September 8, 2004, submitting the following stockholder proposals for inclusion in SBC's 2005 Proxy Statement: (1) a proposal relating to the compensation of SBC's board of directors and (2) a proposal relating to SBC's auditors. We are currently reviewing the proposals to determine if they are appropriate for inclusion in our 2005 Proxy Statement.

Although you submitted the second proposal as trustee of the Jeanne Rossi Family Trust, SBC believes that you have submitted two proposals. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting. Therefore, please notify us as to which proposal you want to submit. *Your response must be postmarked or electronically transmitted to SBC no later than 14 days from your receipt of this letter.* You should note that if you do not timely advise SBC which one of the proposals you wish to have included, then SBC intends to omit both proposals from its 2005 Proxy Statement in accordance with SEC rules.

Under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with the rules of the SEC, if you are submitting a proposal in your name, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period.

The records of SBC's transfer agent indicate that you are one of two co-trustees of the Jeanne Rossi Family Trust. However, we were unable to determine if you have authority, acting alone without the other trustee, to vote the SBC shares held in the trust. We also note that the other trustee did not sign the letter submitting the proposal. Therefore, if you are submitting a

proposal as trustee, you must provide documentary support that you have the authority as a trustee to act alone on behalf of the trust without the other trustee.

You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2005 Annual Meeting in order to present the proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2005 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

The Jeanne Rossi, Family Trust
own's 2400 Shares Cert. # SBC 642280
5/4/02

The Trust owns the shares Nick Rossi, is the trustee, therefore, your argument that Nick Rossi is the proponent of two proposals is wrong. Each Trustee has full authority and can act independently. However, to avoid confusion I have enclosed the proposal signed by both Trustees.

Yours Truly

Nick Rossi

Emil Rossi

Emil Rossi, Trustee
Nick Rossi Trustee Jeanne Rossi Family Trust
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

SBC Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

NICK ROSSI TRUSTTEE PROPOSAL TO BE SUBMITTED IN THE 2005 SBC COMMUNICATIONS PROXY MATERIALS

The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year SBC Communications shall rotate the auditing firm every 5 years . The same auditing firm will not be employed for more than 5 years in a row .

Nick Rossi Trustee for the Jeanne Rossi Family Trust holder of 2400 common shares in SBC Communications certificate # SBC 642280 5/4/02 . Nick Rossi Trustee for the Jeanne Rossi Family Trust has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual shareholder's meeting .

SUPPORTING STATEMENT

The proponent believes that the relationship between management and the auditing firm becomes to comfortable and cozy over time in corporate America . The proponent believes rotating auditors has two benefits . One, the next auditor will uncover accounting problems , because they don't want to be held responsible for the last auditing firms coverup . Second knowing that the auditing firm's work will be reviewed by the next auditing firm in a few years will be a lot more inclined to keep management's books straight .

The proponent believe's good accounting is the bedrock of American financial markets . The inordinate amount of accounting scandals of the last ten years could have been avoided . If the auditing firms were more independent and the problems were uncovered at an earlier stage . Management won't rotate auditors because it interferes with their influence over the auditing firm .

Nick Rossi
Emil Rossi

EXHIBIT 5

Richard Winnie

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

October 14, 2004

Via Express Mail
Mr. Emil Rossi
P. O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On September 13, 2004, we received your letter dated September 8, 2004, submitting a stockholder proposal for inclusion in SBC's 2005 Proxy Statement. On October 1, 2004, we received a note (written as a comment on the bottom of SBC's letter to Nick Rossi dated September 23, 2004) from you and Nick Rossi, stating that you and Nick Rossi are co-trustees of the Jeanne Rossi Family Trust, and that each of you were now submitting the trust's stockholder proposal.

SBC believes that you have now submitted two proposals because you have previously submitted a stockholder proposal in your individual capacity for inclusion in the same 2005 Proxy Statement. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting. Therefore, please notify us as to which proposal you want to submit. *Your response must be postmarked or electronically transmitted to SBC no later than 14 days from your receipt of this letter.* You should note that if you do not timely advise SBC which one of the proposals you wish to have included, then SBC intends to omit both proposals from its 2005 Proxy Statement in accordance with SEC rules.

Sincerely,

Nancy H. Justice

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

October 26, 2004

SBC Communications Inc.
175 East Houston Street
San Antonio, TX 78205

Re: Stockholder Proposal Submitted By Emil Rossi

Dear Sirs:

We have acted as special Delaware counsel to SBC Communications Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") which the Proponent intends to present at the Company's 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on June 30, 2000 (the "Certificate"); (ii) the Bylaws of the Company as amended through April 30, 2004 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> The shareholders of S.B.C. Communications request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution.
>
> Supporting Statement
>
> The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a majority of the shareholders of the company should be required to implement the resolution. In the proponent's opinion, outrageous scandals like Enron, WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented. If the shareholder's vote does not count, how does that make the shareholders the owners of the company. Right now management owns the company to do as they please. A lot of Americans have fought wars (myself included) in support of democracy. There would still be apartheid in South Africa if we thought votes should not be counted.

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Company's governing instruments so as to cause any proposal approved by the holders of a majority of the Company's outstanding stock to be implemented. As such, the Proposal, if implemented, would request the Board to amend the Company's governing instruments so as to cause any stockholder proposal that is approved by the holders of a majority of the Company's outstanding stock to be implemented regardless of whether the adoption of such an amendment to the Company's governing documents constitutes a proper subject for stockholder action.

Discussion

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation

Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

Pursuant to the Proposal, the Board of Directors would be obligated to amend the Certificate to implement every resolution which receives the approval of the holders of a majority of the Company's outstanding shares without regard to the impact of such amendment on the corporation's other stockholders under the General Corporation Law and without separate board consideration of the advisability of the subject matter of the resolutions in accordance with its fiduciary duties.

I. The Proposal Would Require the Board to Amend the Certificate.

The Proposal requests that the Board amend the Company's governing instruments to provide that every stockholder resolution that is approved by the holders of a majority of the Company's outstanding shares be implemented. As such, the Proposal requests that the Board delegate to the stockholders of the Company the ability to manage the corporation with respect to the subject matter of every resolution approved by the holders of a majority of the Company's outstanding shares. Under Section 141(a) of the General Corporation Law (quoted below), the only means by which a Delaware corporation (other than a close corporation)[1] can provide for management by the corporation's stockholders is by inclusion of a provision in the corporation's certificate of incorporation delegating managerial authority to the corporation's stockholders.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)") provides as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

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[1] Section 351 of the General Corporation Law permits a close corporation to amend its certificate of incorporation to provide for the corporation to be stockholder-managed. However, such an amendment can only be effected by the unanimous consent of the holders of all of the corporation's outstanding voting stock. See 8 Del. C. § 351. The Proposal only contemplates a majority vote of the Company's outstanding shares. In addition, the Company could not amend the Certificate to become a close corporation because it does not comply with the criteria set forth in Section 342 (notably fewer than 35 stockholders). Even if it could qualify as a close corporation, however, any such amendment to become a close corporation would have to be done in accordance with Section 242(b) of the General Corporation Law, which requires the Board (as discussed below), not the Company's stockholders, to determine the advisability of such an amendment.

Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Delaware courts have repeatedly invalidated arrangements that limited the discretion of a board of directors in the absence of a certificate of incorporation provision limiting the board's discretion. In each of Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) and Carmody v. Toll Bros., Inc., 723 A.2d 1180 (Del. Ch. 1998), the Court reasoned that provisions limiting the ability of the board to redeem a rights plan were invalid in part because they were limitations on the authority of the board to manage the business and affairs of the corporation that were not set forth in the certificate of incorporation, as Section 141(a) requires. In Quickturn, the Delaware Supreme Court stated:

> Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Id. at 1291. In Carmody, the Delaware Court of Chancery summarized one of the plaintiff's statutory claims against a "dead hand" pill as follows:

> Under 8 Del. C. § 141(a) ..., any [restrictions on board authority] must be stated in the certificate of incorporation. The complaint alleges that because those restrictions are not stated in the Toll Brothers charter, the 'dead hand' provision of the Rights Plan is ultra vires and, consequently, invalid on its face.

723 A.2d at 1189. The Court went on to hold that "the complaint states a claim that the 'dead hand' provision would impermissibly interfere with the directors' statutory power to manage the business and affairs of the corporation." Id. at 1191 (quoting 8 Del. C. § 141(a) and emphasizing clause stating that the board shall manage a corporation "except as may be otherwise provided in this chapter or in its certificate of incorporation"). See also Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 40 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985) ("[T]he Delaware General Corporation Law requires that the board of directors manage the business and affairs of the corporation unless the certificate of incorporation specifically relieves the directors of that duty. 8 Del. C. §141(a). Skelly's certificate of incorporation contained no such

provision."); Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc., C.A. No. 365-N, slip op. at 1 (Del. Ch. May 27, 2004) ("Maxwell focuses on the second sentence of § 141(a), which states that where the charter contains a provision for the management of the corporation 'otherwise' than by the board, the 'powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.'").

Article XI of the Certificate provides that "[t]he business and affairs of the corporation shall be under the direction of a Board of Directors." Thus, under the Certificate, the Board, not the Company's stockholders, manages the business and affairs of the Company. Because the Certificate does not currently provide for management by the Company's stockholders, the Proposal effectively requests that the Board amend the Certificate to provide for the implementation of every resolution adopted by the holders of a majority of the Company's outstanding shares (the "Amendment"). See, e.g., Lehrman v. Cohen, 222 A.2d at 808 ("As to the means adopted for the accomplishment of that purpose, we find the [delegation of managerial authority to a stockholder to be] [] valid by virtue of § 141(a) of the Delaware Corporation Law .... The [] arrangement was created by the unanimous action of the stockholders of the Company by amendment to the certificate of incorporation. The stockholders thereby provided how the business of the corporation is to be managed.").[2]

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[2] In addition, we note that Lerhman is the only reported case of which we are aware in which a board of directors adopted an amendment to a certificate of incorporation providing for management by the corporation's stockholders and, in Lehrman, such an amendment was adopted by unanimous stockholder action. The Court did not address whether the fact that the amendment had been adopted by the unanimous vote of the corporation's stockholders had any bearing on its decision. The Court also specifically rejected as precedent the Delaware Court of Chancery's decision in Abercrombie v. Davies, 123 A.2d 893 (1956) in which the Court suggested, in dicta, that a similar provision in a stockholders agreement might have been valid had all of the corporation's stockholders consented to the agreement. The Court in Lehrman stated that Abercombie was inapposite because "the Abercombie arrangement was not created by the certificate of incorporation, within the authority of Section 141(a)." Id. at 808.

Nonetheless Abercombie and Lerhman together could be read as requiring unanimous stockholder approval for an amendment to a corporation's certificate of incorporation pursuant to which managerial authority is conferred on stockholders. See also, supra, n.1. Under such circumstances, equity warrants a finding that the stockholders have waived their right to demand that the corporation's directors manage the business and affairs of the corporation. David A. Drexler et al. Delaware Corporation Law & Practice, § 13.01 (2003) (hereinafter "Drexler") ("[A]n agreement among all stockholders which limits the directors' managerial powers or establishes procedures for their exercise is enforceable on the theory that where all stockholders agree on such limitation they have waived their right to have the directors exercise their powers fully."). Thus, these cases suggest that all of the Company's stockholders, not just the holders of

II. The Board Cannot Submit an Amendment to the Certificate without Determining its Advisability.

Section 242 of the General Corporation Law addresses the requirements for amending a Delaware corporation's certificate of incorporation and provides, in pertinent part:

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . .

8 Del. C. § 242(b)(1). Thus, Section 242(b) of the General Corporation Law requires a board of directors to determine the advisability of an amendment to a Delaware corporation's certificate of incorporation prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381 (emphasis added); accord AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188, 1195 (Del. Ch. 1999); see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to

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a majority of the Company's outstanding shares, must approve every resolution providing for stockholder-management of the Company.

consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely.").

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's failure to make an advisability determination when required by statute. Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action. See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement."). The Delaware courts have consistently held that directors who fail to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d at 65 (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation").

Based on the foregoing, the Board cannot approve the Amendment under Section 242(b) of the General Corporation Law without first determining that it is advisable and in the best interests of all of the Company's stockholders.

III. The Amendment is Not Advisable and in the Best Interests of the Company's Minority Stockholders.

Directors of a Delaware corporation owe fiduciary duties to all of the corporation's stockholders, not just to the holders of majority of the corporation's outstanding shares as contemplated by the Proposal. Gilbert v. El Paso Co., C.A. Nos. 7075 & 7079, slip op. at 24 (Del. Ch. Nov. 21, 1988), aff'd, 575 A.2d 1131 (Del. 1990) ("The defendants correctly argue that the directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."); Weinberger v. UOP, Inc., 457 A.2d 701, 710 (Del. 1985) ("Signal designated directors on UOP's board still owed UOP and its shareholders an uncompromising duty of loyalty"); Cf. Phillips v. Insituform of N. Am., Inc., C.A. No. 9173, slip op. at 27 (Del. Ch. Aug. 27, 1987) (the "law demands of directors ... fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them"). By requesting that the Board adopt every resolution approved by the holders of a majority of the Company's outstanding shares, the Proposal effectively requires the Board to disregard the interests of the Company's minority stockholders in contravention of Delaware law.

In Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1993), the Delaware Supreme Court recognized that "[i]n the absence of devices protecting the minority stockholders, stockholder votes are likely to become mere formalities," if a cohesive group acting together to exercise majority voting powers have already decided the outcome. Id. Since minority stockholders thereby lose the power to influence corporate direction through the ballot, "minority stockholders must rely for protection solely on the fiduciary duties owed to them by the directors." Id. at 43. A board cannot, consistent with its fiduciary duties to minority stockholders, leave decision-making power solely in the hands of the majority. Rather, a board of directors has an affirmative duty to protect the minority stockholders' interests.

The Delaware Court of Chancery applied this principle in Strassburger v. Earley, 752 A.2d 557 (Del. Ch. 2000) to the actions of corporate directors who were found to have breached their fiduciary duties to a corporation's minority stockholders by causing the corporation to repurchase 83% of its outstanding shares from its two largest stockholders, under circumstances that benefited no one except the selling stockholders and the corporation's president. Even though the directors were not unjustly enriched, had not obtained a special benefit, and had not acted in bad faith or with intent to harm the minority stockholders, the Court held that the directors had violated their duty of loyalty because of the directors' "indifference to their duty to protect the interests of the corporation and its minority shareholders." Id. at 581; see also Crescent I Partners, L.P. v. Turner, 846 A.2d 963, 981 (Del. Ch. 2000) (finding business judgment presumption rebutted by evidence of "directors' indifference to their duty to protect the interests of the corporation and its minority stockholders"); Kohls v. Duthie, 791 A.2d 772, 783 (Del. Ch. 2000) (accepting plaintiffs' argument that "a director's duty of loyalty may also be implicated where directors do not benefit from a transaction but nevertheless act with indifference to their duty to protect the corporation and its minority shareholders"). Thus, directors breach their fiduciary duties simply by following the wishes of the majority without regard to the interests of the minority -- which is precisely what the Proposal contemplates with respect to the Amendment.

The Delaware courts have repeatedly addressed the duty of a board of directors to protect the interests of the minority in the context of the sale of Delaware corporations. In Omnicare, Inc. v. NCS Healthcare, Inc., the Delaware Supreme Court invalidated a merger agreement that was supported by a majority of the corporation's stockholders on the basis that the merger agreement precluded the board of directors of NCS Healthcare, Inc. ("NCS") from fulfilling its fiduciary duty to protect the Company's minority stockholders. The NCS board could not terminate the merger agreement after receiving a superior offer because the merger agreement did not provide for termination in the event the NCS board believed such action was necessary to comply with its fiduciary duties. The Court found that this deal protection mechanism precluded the NCS board from:

> exercis[ing its continuing fiduciary responsibilities to []NCS's] minority stockholders.... The [board] could not abdicate its fiduciary duties to the minority by leaving it to the stockholders alone to approve or disapprove the merger agreement.

Id. at 937, 939. Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court considered a board of directors' decision to sell the corporation at the behest of the corporation's controlling stockholder and stated as follows: (1) the directors of the corporation have "an affirmative duty to protect those minority shareholders' interests" (id. at 920); (ii) the board cannot "abdicate [its] duty by leaving it to the shareholders alone" to determine how to respond to the offer (id. at 919); and (iii) the board has a duty to "assist the minority shareholders" in determining the corporation's value so that the minority shareholders could determine whether to accept the merger consideration or pursue appraisal rights (id.). See also Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1338 (Del. Ch. 1987) (finding directors "abdicated their responsibility to the minority stockholders" by deferring to the judgment of the controlling stockholder with respect to the fairness of a merger); Kells-Murphy v. McNill, C.A. No. 1609, slip. op. at 3 (Del. Ch. July 12, 1991) (declining to dismiss claims that board "abdicated its fiduciary duties" to corporation's minority stockholders by following wishes of majority stockholder in sale of substantially all of corporation's assets); Ryan v. Tad's Enterprises, Inc., 709 A.2d 682, 791 (Del. Ch. 1996) ("A desire to control costs [by delegating to majority stockholder negotiating power in corporate transaction] cannot relieve corporate fiduciaries from their duty to assure that the interests of minority shareholders ... are adequately protected.").

The Board cannot amend the Certificate without regard to the impact of the decision on the corporation's minority stockholders as contemplated by the Proposal because such amendment would not be advisable and in the best interests of the corporation's minority stockholders and, to the extent that the Proposal request the Board to amend the Certificate, the Proposal is invalid under Delaware law because it requires the Board to abdicate its fiduciary duty to protect the interests of the Company's minority stockholders.

IV. Since the Amendment is Not Advisable, the Board Cannot Effect the Amendment.

Because the Amendment is not advisable and in the best interests of the Company's minority stockholders, the Board cannot recommend and submit the Amendment for stockholder action as required under Section 242(b) of the General Corporation Law to effect the Amendment. As noted, supra, p. 6:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under

> 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Williams v. Grier, 671 A.2d at 13811; see also R Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 9.12, at 9-18 (2004) (hereinafter, "Balotti and Finkelstein") ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders.") (emphasis added). Thus, while stockholder action approving an amendment to a certificate of incorporation is a statutory prerequisite to the effectiveness of such an amendment, stockholders cannot act without the prior favorable recommendation of the corporation's board of directors. In In re Berkshire Reality Co. Inc., CA. No. 17242 (Del. Ch. Dec. 18, 2002), the Delaware Court of Chancery addressed a board's ability to submit dissolution of a corporation to the corporation's stockholders without a prior favorable recommendation of the board of directors under Section 275 of the General Corporation Law. Like Section 242 of the General Corporation Law, Section 275 requires a board of directors to determine the advisability of dissolution of the corporation prior to recommending and submitting the issue for stockholder action.[3] In Berkshire, plaintiffs contended that a board of directors was required to recommend and submit a liquidation proposal to a vote of the corporation's stockholders even though the board had concluded that dissolution was not in the best interests of the corporation and its stockholders. The Delaware Court of Chancery rejected plaintiffs' argument and stated, in pertinent part:

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[3] Section 275(a-b) of the General Corporation Law addresses a corporation's power to dissolve by a less than unanimous vote of its stockholders and provides, in pertinent part:

> (a) If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.
>
> (b) At the meeting a vote shall be taken upon the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon shall vote for the proposed dissolution, a certification of dissolution shall be filed with the Secretary of State pursuant to subsection (d) of this section.

> The board recommended against accepting the liquidation proposal because it deemed the merger proposal the better transaction. The board had no contractual duty to recommend the liquidation proposal to the shareholders. On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.

Slip op. at 12. Cf. Smith v. Van Gorkom, 488 A.2d at 888 (finding that board of directors could not recommend and submit merger agreement for stockholder action without first determining that it was advisable).

Based on the foregoing, a board cannot approve, recommend and submit for stockholder action any proposal that is not advisable and in the best interests of all of the corporation's stockholders. Nor can an amendment become effective without stockholder approval. Because neither the Board nor the Company's stockholders can approve the Amendment as required by Section 242 of the General Corporation Law, the Company cannot effect the Amendment under the General Corporation Law.

V. The Proposal Violates Delaware Law because it Divests the Board of its Managerial Authority.

If the Company cannot effect the Amendment, the question then is whether the Board could implement the Proposal without the Amendment. In our opinion, any commitment by the Board to follow the wishes of the holders of a majority of the Company's outstanding shares on any topic would violate Section 141(a) of the General Corporation Law and the Board's duty of care and oversight under Delaware law. See, e.g., Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Polk v. Good, 507 A.2d 531, 536 (Del. 1986) (same); Smith v. Van Gorkom, 488 A.2d at 872.

Under Section 141(a), directors cannot authorize the implementation of a proposal that precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'"); In re Bally's Grand Derivative Litig., C.A. No. 14644, slip op. at 9 (Del. Ch. June 4, 1997) (same); compare McMullin v. Beran, 765 A.2d at 925 (finding minority stockholders stated a claim for breach of the fiduciary duty of care for delegating to a majority stockholder the power to negotiate the sale of the corporation) with Emerald Partners v. Berlin, C.A. No. 9700, slip op. at 59 (Del. Ch. Apr. 28, 2003) (finding board did not breach its fiduciary duties by delegating to its investment advisor the power to recommend an exchange ratio for a merger where the board retained the authority to accept or reject the recommendation). See also Omnicare Inc. v. NCS Healthcare Inc., 818 A.2d at 936 (invalidating deal protection devices in a merger agreement that precluded directors from terminating a merger agreement to pursue a superior proposal when required by their fiduciary duties); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch. 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, slip op. at 10; Rosenblatt v. Getty Oil Co., slip op. at 41; Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949).

Nor can a board delegate its duty to manage the corporation to the corporation's stockholders[4] or any function specifically assigned to directors by the General Corporation Law. Drexler § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti and Finkelstein § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d at 42, 60-65; 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2004). Functions reserved to the discretion of a board of directors by the General Corporation Law include the power to approve (or disapprove) all significant corporate events by antecedent board action: (1) the sale of all or substantially all of a corporation's assets (8 Del. C. § 271), (2) mergers (8 Del. C. § 251 et seq.), (3) amendments to a corporation's certificate of incorporation (8 Del. C. § 242(b)), and (4) dissolution, except where authorized by unanimous stockholder action (8 Del. C. § 275).

Pursuant to the Proposal, the Company's stockholders could obligate the Board to take various actions that the Board determines are not in the Company's best interests and that are inconsistent with the Board's fiduciary duties. Such actions could include decisions on whether to sell the Company, how to respond to acquisition proposals from third parties and whether and what defensive measures should be adopted to protect the Company from unwanted suitors. Accordingly, if the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998). The Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers. Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d at 1361, 1389-90 (Del. 1995); In re Bally's Grand Derivative Litig., Cons. C.A. No. 14644, slip op. at 9-10 (Del. Ch. June 4, 1997) ("Our courts will not uphold an agreement wherein the directors delegate duties which lie at the heart of the management of the corporation ....") (internal quotations omitted). Among the powers conferred upon directors

[4] Paramount Communications, Inc. v. Time Inc., 571 A.2d at 1154.

under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("The adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."); Quickturn, 721 A.2d at 1291 ("[T]his Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (emphasis added). Whether the Board's authority in this regard arises under Section 141, the common law of fiduciary duties, or some combination, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void ...."); Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d at 51 (contract may not limit board's exercise of fiduciary duties). As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, 818 A.2d at 936.

The Proposal could also be used to require that the Board undertake fundamental corporate transactions solely within the province of the Board, such as the issuance of a dividend. Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders. 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity, stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938). Indeed, the Proposal could be used to require the Board to effect all significant corporate events, such as mergers, amendments to the Certificate, significant asset sales and dissolution without the exercise of the Board's statutorily prescribed function of determining the advisability of such events. See, supra, pp 5-6.

In addition, pursuant to the policy set forth in the Proposal, the Company's stockholders could require the Board to expend the Company's funds in various ways. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under

Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors over the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company expend funds (whether by requiring certain corporate acquisitions, redeeming or repurchasing stock or rights, mandating specified compensation to employees or otherwise), the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

Moreover, the SEC has previously accepted our view that a stockholder proposal similar to the Proposal would violate Delaware law. The Gillette Company, 2003 SEC No-Action Letter, Lexis 387, *40 (Mar. 10, 2003). The full text of this ruling is as follows:

> The proposal requests the board of directors to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals.
>
> There appears to be some basis for your view that Gillette may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would cause Gillette to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gillette relies.

Conclusion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS/lrs

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

November 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposals of Nick Rossi/Nick Rossi Trustee Jeanne Rossi Family Trust

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. SBC has received two shareholder proposals from Nick Rossi, one of which was submitted in his individual name and the other was submitted in his capacity of trustee under the Jeanne Rossi Family Trust (the "Trust"), each for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the proposals from its 2005 Proxy Statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponent's letters submitting the proposals; SBC's correspondence to Nick Rossi, and his response. A copy of this letter and related cover letter are being mailed concurrently to Nick Rossi advising him of SBC's intention to omit the proposals from its proxy materials for the 2005 Annual Meeting.

Background

On September 13, 2004, SBC received two letters from Nick Rossi, each dated September 8, containing proposals for SBC's 2005 Proxy Statement.[1] One proposal was submitted in his individual capacity, while the other proposal was submitted in his capacity as trustee of the Trust. SBC verified that the Trust held sufficient shares to be eligible to submit a proposal; however, there was no record ownership shown for Nick Rossi in his individual capacity. In a letter dated September 23, 2004, SBC asked Nick Rossi to provide documentary support of his individual stock ownership, and to reduce the number of his proposals to one.[2]

On October 1, 2004, SBC received a handwritten reply from Nick Rossi and Emil Rossi challenging SBC's assertion that Nick was the proponent of two proposals.[3] As of the date of this letter, SBC has not received the requested documentary proof with respect to Nick Rossi's stock ownership. In addition, proponent has not reduced the number of his proposals.

The Proposals

On September 13, 2004, SBC received a letter from Nick Rossi containing the following proposal (the "Individual Proposal"):

> *The shareholders of S.B.C. Communications request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of S.B.C. Communications. This restricted stock shall be held until that board member retires from our board of directors.*

On the same day, SBC received a letter from the same Nick Rossi, purportedly in his capacity as trustee of the Trust, containing the following proposal (the "Trust Proposal"):

> *The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal*

[1] A copy of each letter is attached hereto as Exhibits 1 and 2, respectively.

[2] A copy of this letter is attached hereto as Exhibit 3.

[3] A copy of Nick Rossi's response, handwritten on a copy of SBC's September 23 letter, is attached hereto as Exhibit 4.

> *year SBC Communications shall rotate the auditing firm every 5 years. The same auditing firm will not be employed for more than 5 years in a row.*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that both proposals may be omitted from SBC's Proxy Statement for the 2005 Annual Meeting for the reasons stated below.

Reasons that Both Proposals May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(c): Proponent has submitted more than one proposal for SBC's 2005 Annual Meeting

Both of the proposals set forth above may be excluded from SBC's Proxy Materials for its 2005 Annual Meeting because the proponent has submitted more than one proposal for that meeting and has refused to cure the defect after notice. Rule 14a-8(c) limits proponent to "no more than one proposal to a company for a particular shareholders' meeting." Nick Rossi was advised by SBC by letter dated September 23, 2004, that under SEC rules he was limited to no more than one proposal, and that he should notify SBC which one of the proposals he wished to have included in SBC's 2005 Proxy Statement. Nick Rossi responded by letter, which was also signed by Emil Rossi and was received by SBC on October 1, 2004, stating in part: "The Trust owns the [Jeanne Rossi Family Trust] shares. Nick Rossi is the Trustee. Therefore, your argument that Nick Rossi is the proponent of two proposals is wrong." The letter identified Emil Rossi as a co-trustee of the Trust,[4] and stated that "Each Trustee has full authority and can act independently." To date, Nick Rossi has failed to limit the number of his proposals, and the fourteen day period for responding to SBC's letter has now expired.

In Release No. 34-12999 (Nov. 22, 1976), which adopted the rule limiting each proponent to one proposal, the Commission stated: "These limitations [one proposal per proponent] will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." The Commission goes on to state:

> In connection with the above, the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in

[4] Emil Rossi has also submitted a shareholder proposal in his individual capacity. SBC will address Emil Rossi's multiple proposals in a separate letter.

> their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a "no-action" letter concerning the omission from their proxy material of the proposals at issue.

The Staff has consistently interpreted Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) to permit exclusion of a group of multiple proposals submitted by related parties when one proponent is the "alter ego" of another proponent or when one proponent possesses "control" over the shares owned by another proponent. For example, in *BankAmerica Corp* (Feb. 8, 1996), Aviad Visoly submitted one proposal as president of a corporate proponent and submitted another proposal as custodian of a minor. After he was notified of the one proposal rule, Mr. Visoly failed to reduce the number of proposals. The Staff permitted the exclusion of both proposals because "the nominal proponents are acting on behalf of, under the control of, or as the alter ego of, Aviad Visoly." Similarly, in Jefferson-Pilot Corporation (Mar. 12, 1992), the Staff, in permitting the exclusion of proposals submitted by a proponent and by a corporation controlled by the proponent, stated: "[W]e further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having person they control submit a [sic] proposals." *See, also, Global Entertainment Holding/Equities, Inc.* (July 10, 2003) (multiple proposals brought by individual and by company owned 87.5% by the same individual may be properly omitted under Rule 14a-8(c)).

Nick Rossi, by virtue of being trustee of the Trust, is the beneficial owner of the Trust's shares and controls the Trust, as he stated in his response written on SBC's letter of September 23, 2004. As with the proponent in *BankAmerica*, Nick Rossi is submitting a proposal in his own name and through a Trust he controls. The *BankAmerica* proponents were a bank and a custodianship controlled by the same persons. In addition, the two proposals were dated and mailed the same day with the same return address, and with similar language and format. The proposals appear to have been prepared on the same typewriter or computer, and even contain the same errors in punctuation. These proposals are exactly the type of "maneuver" the Commission decried in Release No. 34-12999. As a result, SBC believes that the two proposals submitted by Nick Rossi may each be omitted.

Because proponent's two proposals exceed the limit in Rule 14a-8(c), and because proponent has declined to reduce the number of his proposals to the limit set out in the Rule, both of his proposals may be excluded from SBC's proxy materials. SBC intends to present to the Staff under separate cover a similar position with respect to the proposals submitted by Emil Rossi in his individual capacity and as Trustee of the Trust.

<u>*Reasons that the Individual Proposal May be Omitted from the Proxy Statement*</u>

Pursuant to Rules 14a-8(b)(2) and 14a-8(f): Proponent has failed to provide proof of ownership to SBC

In the event the Staff were to conclude, notwithstanding Rule 14a-8(c), that Nick Rossi is permitted to submit multiple proposals through his control of the Trust, SBC believes the Individual Proposal would still be properly excluded under Rule 14a-8(b)(2) and Rule 14a-8(f) because Nick Rossi has not provided proof of ownership of his shares to SBC after such proof was requested by SBC in writing. In his September 13 letter, Nick Rossi stated that he was the holder of 1054 common shares of SBC, which were held at Morgan Stanley. SBC sent a letter to Nick Rossi dated September 23, 2004, which he received on September 27, 2004, advising him that he was required to provide to SBC documentary support that he had met the SEC requirements of record or beneficial ownership of SBC stock and continuous ownership of those shares for at least one year prior to submission of his proposals. Nick Rossi responded in writing to SBC's September 23 letter, but has not provided any of the requested documentary support. More than 14 calendar days have elapsed since Nick Rossi received SBC's September 23 letter.

As a result, the only shares Nick Rossi may use to grant him authority to submit a proposal are the shares in the Trust. Since the Trust is submitting its own proposal, Nick Rossi may not rely on his beneficial ownership under Rule 13d-3 arising our of his authority over the Trust assets. In Release 34-12999, the Commission made clear that two proponents may not submit separate proposals in reliance upon jointly owned shares. In that release, the Commission stated: "These [one proposal] limitations will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants.)" Nick Rossi may not use the Trust shares to support a separate proposal. *See Peregrine Pharmaceuticals* (Aug. 2, 2004) (separate proposals submitted by husband and wife based on jointly held interest in brokerage account may be properly excluded under Rule 14a-8(c)(4)).

Since Nick Rossi has not provided proof of his separate ownership after notice, then pursuant to Rule 14a-8(f), SBC may exclude the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001), at Section C. See also *Cap Rock Energy Corporation* (August 4, 2003) (proposal was excluded where shareholder failed to provide proof of eligibility). Therefore, SBC may properly exclude the Individual Proposal under Rule 14a-8(b).

Pursuant to Rule 14a-8(i)(10): SBC has already substantially implemented the proposal

SBC may exclude the Individual Proposal under Rule 14a-8(i)(10) because the company has already substantially implemented the proposal. The Individual Proposal requests the SBC Board of Directors to amend the company's governing instruments to adopt a policy that, beginning in 2006, at least 50% of Directors' compensation will be in the form of restricted stock that must be held until the Director retires from the Board. The restricted stock must be held until the Director retires.

Each SBC Director receives an annual grant of deferred Stock Units equal in value to one and one-half times the base annual retainer. Each Stock Unit is equivalent to a share of common stock, but conveys no voting rights. The Stock Units are restricted; Directors may not receive their Stock Units (which are converted to common stock at payout) until termination of their board service. SBC's Stock Units appear to be the same as what is called for by the proposal, except that SBC does not issue the actual shares until the Directors retire.

For 2005, the annual retainer will be $65,000, and each Director will receive $97,500 in Stock Units. In addition, 5 Directors who joined between 1997 and 2004 receive an additional $13,000 in Stock Units. In other words, at least 60% of the annual payments to Directors are in the form of Stock Units. Committee Chairmen receive an additional $5,000 per year ($15,000 for the Audit Committee Chairman) and the Lead Director receives an additional $10,000. No combination of the foregoing allow a Director to receive more in cash than the value of the Stock Units that are being awarded ($97,500).

Because the proposal appeared to go to the fixed annual compensation (the retainers), we did not include variable fees (meeting fees) in the calculations. Because fees are dependent upon the number and actual attendance at the meetings, we are unable to calculate the exact amount and whether they would exceed the value of the Stock Units. Directors receive an additional $2000 for each board meeting and $1700 for each committee meeting. As a result, SBC believes it complies completely with the proposal.

Because SBC's Directors currently receive more than 50% of their fixed compensation in Stock Units that are convertible into common stock that must be held until after the Directors leaves the Board, SBC has substantially implemented the Individual Proposal.

Rule 14a-8(i)(10) allows exclusion of a proposal if the company has already substantially implemented it. In *Cisco Systems, Inc.* (August 11, 2003), the Staff concurred in the exclusion of a proposal that the directors implement a performance based compensation plan for executive officers to align pay with shareholder interests. The company in that case noted that it already had a performance based plan in place, and pointed out that the board of directors had already considered and acted upon the matter at issue, stating:

> The Proposal is precatory in nature, and appears to request that the board consider an issue that has already been considered, approved and implemented.

In the present instance, the Individual Proposal is similarly a precatory proposal that asks the SBC Board of Directors to do something it has already done. The Board has set the compensation level for Directors which results in excess of 50% being paid in the form of Stock Units convertible directly into common stock. This common stock must be held until after the Director retires from the Board. The Individual Proposal has therefore been substantially implemented, and may be excluded pursuant to Rule 14a-8(i)(10).

Reasons that the Trust Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(7): The Trust Proposal deals with a matter relating to SBC's ordinary business operations

SBC may exclude the Trust Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to SBC's ordinary business operations. The Trust Proposal asks the Board to amend SBC's governing instruments to adopt a policy requiring SBC to rotate the company's auditing firm every five years. The Trust Proposal further states that "The same auditing firm will not be employed for more than 5 years in a row."

Rule 14a-8(i)(7) provides for the exclusion of proposals that deal with a matter relating to a company's ordinary business operations. Selection of SBC's independent auditor is a matter clearly within the ordinary business of SBC. The Staff has consistently concurred with the exclusion of proposals that request the company to adopt policies requiring the selection of new auditors after a period of years. For example, in *Kohl's Corporation* (January 27, 2004), the company received a proposal requesting its board to adopt a policy to select a new independent auditor every ten years. The Staff concurred in the omission of the proposal under Rule 14a-8(i)(7), "as relating Kohl's ordinary business operations (i.e., method of selecting independent auditors)."

The Staff has concurred in the exclusion of similar proposals, including: *The Allstate Corporation* (February 9, 2003) (proposal by Chris Rossi that the company hire a new auditing firm every four years); *General Electric Company* (January 28, 2003) (proposal requiring "clear justification" to shareholders if independent auditor was engaged in excess of five consecutive years); and *Entergy Corporation* (January 2, 2003) (proposal would have prohibited company from using the same auditor for more than three years within any six year period).

Because the Trust Proposal relates to the ordinary business operations of SBC, it may be excluded from SBC's Proxy Materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(2): The Trust Proposal would cause SBC to violate federal law

SBC may exclude the Trust Proposal on the grounds that it would cause SBC to violate federal law. Section 301 of the Sarbanes-Oxley Act prohibits the New York Stock Exchange ("NYSE") and other stock exchanges from listing any company that is not in compliance with certain requirements. These requirements include having an audit committee that is directly responsible for the appointment, engagement and compensation of its independent auditor. SBC's common stock is listed on the NYSE. The SBC Board of Directors, in compliance with this requirement, has approved a committee charter for its Audit Committee that vests in the Audit Committee the authority required by the NYSE.

The Trust Proposal asks the Board to impose a restriction on the Audit Committee as to what firms it may or may not engage. Because SBC's current independent auditor has prepared SBC's annual audit for over five years, the Audit Committee would not be permitted, under the Trust Proposal, to appoint them for the next audit. Section 301 of the Sarbanes-Oxley Act and the NYSE listing standards promulgated in connection therewith give the audit committees of public companies sole responsibility for appointment and engagement of independent auditors.[5] The Trust Proposal would ask the Board to take away a portion of that responsibility. Furthermore, the SBC Board contains Directors that are not "independent" under the NYSE listing standards. The listing standards further require that all members of the Audit Committee be independent. Given the presence of non-independent Board members, an attempt by SBC's Board to interfere with the Audit Committee's appointment or engagement of the

[5] A copy of the portion of the NYSE listing standards concerning Corporate Governance Rules is attached hereto as Exhibit 5.

company's independent auditor would be in breach of the NYSE listing standards and the Sarbanes-Oxley Act.

Therefore, the Trust Proposal may be excluded under Rule 14a-8(i)(2).

Pursuant to Rule 14a-8(i)(9): The Trust Proposal would conflict with one of SBC's own proposals

The Trust Proposal may be excluded because it may conflict with one of SBC's own proposals to be submitted at the same Annual Meeting. SBC expects that the Audit Committee will appoint Ernst & Young to serve as independent auditor of SBC for the year ending December 31, 2005, and that based on that appointment SBC will seek shareholder ratification at the 2005 Annual Meeting. Ernst & Young has provided audit services to SBC in excess of five years. If the Trust Proposal and the company proposal to ratify the appointment of Ernst & Young were both to be approved by the shareholders, it would lead to inconsistent results.

The Staff has previously concurred in excluding a similar proposal on these grounds. In *Saul Real Estate Investment Trust* (November 24, 1981), the proposal at issue provided that the trustees would be required to select an auditor that was independent of the family and business interests of the trust's sponsor. The trust argued that it wanted to exclude the proposal because it planned to submit a ratification vote for an auditing firm that was not independent. The Staff concurred in the exclusion of the proposal, stating:

> To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by the management, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from the shareholders.

In the present case, the Trust Proposal would prohibit SBC from engaging for independent auditor the firm that SBC expects to name in the proposal to be submitted by management at SBC's 2005 Annual Meeting. This could result in an inconsistent and inconclusive mandate from the shareholders. Therefore, the Trust Proposal may be excluded under Rule 14a-8(i)(9).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposals from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If I may answer any questions about this matter, please do not hesitate to call me at (210) 351-3326.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: Mr. Nick Rossi
Nick Rossi Trustee Jeanne Rossi Family Trust

Attachments:

Exhibit 1: Letter from Nick Rossi
Exhibit 2: Letter from Nick Rossi Trustee Jeanne Rossi Family Trust
Exhibit 3: Letter from SBC to Nick Rossi
Exhibit 4: Letter from SBC to Nick Rossi, containing Nick and Emil Rossi's Handwritten Response
Exhibit 5: Excerpt from NYSE Listing Standards

EXHIBIT 1

RECEIVED

SEP 1 3 2004

CORPORATE
SECRETARY'S OFFICE

Nick Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2008

S.B.C. Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

NICK ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 S.B.C COMMUNICATIONS PROXY MATERIAL

The shareholders of S.B.C. Communications request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of S.B.C. Communications . This restricted stock shall be held until that board member retires from our board of directors .

Nick Rossi holder of 1054 common shares of S.B.C. Communications at Morgan Stanley . Nick Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

SUPPORTING STATEMENT

There is no better way to align management's compensation with the shareholder's interest than to have to own the common stock .

Nick Rossi

EXHIBIT 2

RECEIVED

SEP 1 3 2004

CORPORATE
SECRETARY'S OFFICE

Nick Rossi Trustee Jeanne Rossi Family Trust
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

SBC Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

NICK ROSSI TRUSTEE PROPOSAL TO BE SUBMITTED IN THE 2005 SBC COMMUNICATIONS PROXY MATERIALS

The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year SBC Communications shall rotate the auditing firm every 5 years . The same auditing firm will not be employed for more than 5 years in a row .

Nick Rossi Trustee for the Jeanne Rossi Family Trust holder of 2400 common shares in SBC Communications certificate # SBC 642280 5/4/02 . Nick Rossi Trustee for the Jeanne Rossi Family Trust has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual shareholder's meeting .

SUPPORTING STATEMENT

The proponent believes that the relationship between management and the auditing firm becomes to comfortable and cozy over time in corporate America . The proponent believes rotating auditors has two benefits . One, the next auditor will uncover accounting problems , because they don't want to be held responsible for the last auditing firms coverup . Second , knowing that the auditing firm's work will be reviewed by the next auditing firm in a few years will be a lot more inclined to keep management's books straight .

The proponent believe's good accounting is the bedrock of American financial markets . The inordinate amount of accounting scandals of the last ten years could have been avoided . If the auditing firms were more independent and the problems were uncovered at an earlier stage . Management won't rotate auditors because it interferes with their influence over the auditing firm .

Nick Rossi

Nick Rossi

EXHIBIT 3

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

September 23, 2004

Via Express Mail
Mr. Nick Rossi
P. O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On September 13, 2004, we received your letters (one of which was submitted in your capacity as a trustee), each dated September 8, 2004, submitting the following stockholder proposals for inclusion in SBC's 2005 Proxy Statement: (1) a proposal relating to the compensation of SBC's board of directors and (2) a proposal relating to SBC's auditors. We are currently reviewing the proposals to determine if they are appropriate for inclusion in our 2005 Proxy Statement.

Although you submitted the second proposal as trustee of the Jeanne Rossi Family Trust, SBC believes that you have submitted two proposals. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting. Therefore, please notify us as to which proposal you want to submit. *Your response must be postmarked or electronically transmitted to SBC no later than 14 days from your receipt of this letter.* You should note that if you do not timely advise SBC which one of the proposals you wish to have included, then SBC intends to omit both proposals from its 2005 Proxy Statement in accordance with SEC rules.

Under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with the rules of the SEC, if you are submitting a proposal in your name, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period.

The records of SBC's transfer agent indicate that you are one of two co-trustees of the Jeanne Rossi Family Trust. However, we were unable to determine if you have authority, acting alone without the other trustee, to vote the SBC shares held in the trust. We also note that the other trustee did not sign the letter submitting the proposal. Therefore, if you are submitting a

proposal as trustee, you must provide documentary support that you have the authority as a trustee to act alone on behalf of the trust without the other trustee.

You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2005 Annual Meeting in order to present the proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2005 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT 4

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

OCT 1 2004

September 23, 2004

Via Express Mail
Mr. Nick Rossi
P. O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On September 13, 2004, we received your letters (one of which was submitted in your capacity as a trustee), each dated September 8, 2004, submitting the following stockholder proposals for inclusion in SBC's 2005 Proxy Statement: (1) a proposal relating to the compensation of SBC's board of directors and (2) a proposal relating to SBC's auditors. We are currently reviewing the proposals to determine if they are appropriate for inclusion in our 2005 Proxy Statement.

Although you submitted the second proposal as trustee of the Jeanne Rossi Family Trust, SBC believes that you have submitted two proposals. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting. Therefore, please notify us as to which proposal you want to submit. *Your response must be postmarked or electronically transmitted to SBC no later than 14 days from your receipt of this letter.* You should note that if you do not timely advise SBC which one of the proposals you wish to have included, then SBC intends to omit both proposals from its 2005 Proxy Statement in accordance with SEC rules.

Under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with the rules of the SEC, if you are submitting a proposal in your name, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period.

The records of SBC's transfer agent indicate that you are one of two co-trustees of the Jeanne Rossi Family Trust. However, we were unable to determine if you have authority, acting alone without the other trustee, to vote the SBC shares held in the trust. We also note that the other trustee did not sign the letter submitting the proposal. Therefore, if you are submitting a

proposal as trustee, you must provide documentary support that you have the authority as a trustee to act alone on behalf of the trust without the other trustee.

You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2005 Annual Meeting in order to present the proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2005 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

The Jeanne Rossi, Family Trust
own's 2400 Shares Cert # SBC 642280
5/4/02

The Trust owns the shares Nick Rossi is the trustee, therefore, your argument that Nick Rossi is the proponent of two proposals is wrong, Each Trustee has full authority and can act independently. However, to avoid confusion I have enclosed the proposal signed by both Trustees.

Yours Truly,

Nick Rossi

Emil Rossi

Emil Rossi Trustee

Nick Rossi Trustee Jeanne Rossi Family Trust
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

SBC Communications
Joy Rick - Corp. Secretary
175 E. Houston
San Antonio , Texas 78205

NICK ROSSI TRUSTTEE PROPOSAL TO BE SUBMITTED IN THE 2005 SBC COMMUNICATIONS PROXY MATERIALS

The shareholders of SBC Communications request the board of directors take necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year SBC Communications shall rotate the auditing firm every 5 years . The same auditing firm will not be employed for more than 5 years in a row .

Nick Rossi Trustee for the Jeanne Rossi Family Trust holder of 2400 common shares in SBC Communications certificate # SBC 642280 5/4/02 . Nick Rossi Trustee for the Jeanne Rossi Family Trust has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual shareholder's meeting .

SUPPORTING STATEMENT

The proponent believes that the relationship between management and the auditing firm becomes to comfortable and cozy over time in corporate America . The proponent believes rotating auditors has two benefits . One, the next auditor will uncover accounting problems , because they don't want to be held responsible for the last auditing firms coverup . Second , knowing that the auditing firm's work will be reviewed by the next auditing firm in a few years will be a lot more inclined to keep management's books straight .

The proponent believe's good accounting is the bedrock of American financial markets . The inordinate amount of accounting scandals of the last ten years could have been avoided . If the auditing firms were more independent and the problems were uncovered at an earlier stage . Management won't rotate auditors because it interferes with their influence over the auditing firm .

Nick Rossi   Emil Rossi

Last Modified: 11/04/2003

303A.06 Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Commentary: The Exchange will apply the requirements of Rule 10A-3 in a manner consistent with the guidance provided by the Securities and Exchange Commission in SEC Release No. 34-47654 (April 1, 2003). Without limiting the generality of the foregoing, the Exchange will provide companies the opportunity to cure defects provided in Rule 10A-3(a)(3) under the Exchange Act.

Last Modified: 11/03/2004

303A.07 Audit Commitee Additional Requirements

(a) The audit committee must have a minimum of three members.

Commentary: Each member of the audit committee must be financially literate, as such qualification is interpreted by the listed company's board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee. In addition, at least one member of the audit committee must have accounting or related financial management expertise, as the listed company's board interprets such qualification in its business judgment. While the Exchange does not require that a listed company's audit committee include a person who satisfies the definition of audit committee financial expert set out in Item 401(h) of Regulation S-K, a board may presume that such a person has accounting or related financial management expertise.

Because of the audit committee's demanding role and responsibilities, and the time commitment attendant to committee membership, each prospective audit committee member should evaluate carefully the existing demands on his or her time before accepting this important assignment. Additionally, if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC.

(b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

(c) The audit committee must have a written charter that addresses:

(i) the committee's purpose – which, at minimum, must be to:

(A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors; and

(B) prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement;

(ii) an annual performance evaluation of the audit committee; and

(iii) the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;

Commentary: After reviewing the foregoing report and the independent auditor's work throughout the year, the audit committee will be in a position to evaluate the auditor's qualifications, performance and independence. This evaluation should include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the audit committee should take into account the opinions of management and the listed company's internal auditors (or other personnel responsible for the internal audit function). In addition to assuring the regular rotation of the lead audit partner as required by law, the audit committee should further consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself. The audit committee should present its conclusions with respect to the independent auditor to the full board.

(B) meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

(C) discuss the listed company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

Commentary: The audit committee's responsibility to discuss earnings releases, as well as financial information and earnings guidance, may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made). The audit committee need not discuss in advance each earnings release or each instance in which a listed company may provide earnings guidance.

(D) discuss policies with respect to risk assessment and risk management;

Commentary: While it is the job of the CEO and senior management to assess and manage the listed company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the listed company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee.

(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

Commentary: To perform its oversight functions most effectively, the audit committee must have the benefit of separate sessions with management, the independent auditors and those responsible for the internal audit function. As noted herein, all listed companies must have an internal audit function. These separate sessions may be more productive than joint sessions in surfacing issues warranting committee attention.

(F) review with the independent auditor any audit problems or difficulties and management's response;

Commentary: The audit committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. Among the items the audit committee may want to review with the auditor are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the listed company. The review should also include discussion of the responsibilities, budget and staffing of the listed company's internal audit function.

(G) set clear hiring policies for employees or former employees of the independent auditors; and

Commentary: Employees or former employees of the independent auditor are often valuable additions to corporate management. Such individuals' familiarity with the business, and personal rapport with the employees, may be attractive qualities when filling a key opening. However, the audit committee should set hiring policies taking into account the pressures that may exist for auditors consciously or subconsciously seeking a job with the company they audit.

(H) report regularly to the board of directors.

Commentary: The audit committee should review with the full board any issues that arise with respect to the quality or integrity of the listed company's financial statements, the company's compliance with legal or regulatory requirements, the performance and independence of the company's independent auditors, or the performance of the internal audit function.

General Commentary to Section 303A.07(c): While the fundamental responsibility for the listed company's financial statements and disclosures rests with management and the independent auditor, the audit committee must review: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes in the company's selection or application of accounting principles, and major issues as to the adequacy of the company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the listed company; and (D) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as review any financial information and earnings guidance provided to analysts and rating agencies.

(d) Each listed company must have an internal audit function.

Commentary: Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and system of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.

General Commentary to Section 303A.07: To avoid any confusion, note that the audit committee functions specified in Section 303A.07 are the sole responsibility of the audit committee and may not be allocated to a different committee.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letters dated November 16, 2004

The first proposal relates to the compensation of board members. The second proposal relates to the rotation of auditing firms. The third proposal requests that the board take the necessary steps to amend SBC's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that SBC may exclude the first and second proposals under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the first and second proposals from its proxy materials under rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first and second proposals upon which SBC relies.

There appears to be some basis for your view that SBC may exclude the third proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would require SBC to violate state law. Accordingly, we will not recommend enforcement action to the Commission if SBC omits the third proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the third proposal upon which SBC relies.

Sincerely,

Robyn Manos
Special Counsel